SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of March 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                RYANAIR'S PUNCTUALITY BEATS THE BEST OF THE U.S.

Ryanair, Europe's No.1 low fares airline, today (1st March 04) celebrated beating the best of the U.S. airlines for punctuality in 2003. Not only is Ryanair the on-time performance leader of all the major European Airlines month on month, but also, according to the latest punctuality statistics issued by the US Department of Transport, Ryanair has the best on-time performance compared to all the other US airlines for 2003!

Ryanair's Head of Communication, Paul Fitzsimmons said:

"When it comes to punctuality, Ryanair leaves the best of the U.S. in it's slipstream - the average overall punctuality for US airlines in 2003 was 82.0% compared to Ryanair's record of 91% of flights on time. Not only is Ryanair the No 1 low fares airline in Europe, we also have proved to be unbeatable for on -time performance, even when compared to the major US airlines."

    % Arrivals within 15 minutes of STA
                                                  12 Months ending Dec 2003
    Airline                                       % OT                 Rank
    Ryanair                                       91.0                   1
    Southwest                                     86.3                   2
    Jetblue                                       84.3                   3
    United                                        83.3                   4
    Northwest                                     82.9                   5
    Delta                                         82.3                   6
    Continental                                   82.0                   7
    America West                                  82.0                   8
    American                                      81.7                   9
    Alaska                                        81.0                  10
    US Airways                                    79.7                  11
    American Eagle                                78.6                  12
    Overall US average                            82.0
    Ryanair average                               91.0

* Ryanair published statistics compared US Dept. of Transport statistics

Ryanair will carry over 23 million passengers this year, and we are committed to ensuring that every Ryanair customer can continue to avail of Ryanair's low fares, extensive route network, and unrivalled No.1 punctuality record.

Ends:

For further information:
Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel : 00 353 1 812 1228        Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  01 March 2004
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director